PROSPECTUS SUPPLEMENT



                            AMERIVEST PROPERTIES INC.

                   300,000 Units of Common Stock and Warrants


                   Prospectus Supplement dated August 15, 2000
                      to the Prospectus dated July 10, 2000




1. Extension of Offering Period. On August 12, 2000, our Board of Directors extended the Offering Period from July 31, 2000 to the earlier of August 31, 2000 or such earlier date as the Board determines. As of the date of this Prospectus Supplement, we have raised $1,454,550 from the sale of 145,455 Units.

2. Filing of Quarterly Financial Information. On August 14, 2000, we filed our Quarterly Report on Form 10-Q for the period ended June 30, 2000, which contains updated financial information regarding the Company.

3.   Additional Business Developments:


     o Sale of Self-Storage Facilities. On June 6, 2000, we entered into a contract to sell our four self-storage facilities for $8,400,000. This sale is expected to close on August 25, 2000 and the preliminary expected gain on the sale is approximately $2.4 million. We expect to use the proceeds from this transaction to complete an IRS Section 1031 exchange for the office building acquisition discussed below.

     o Purchase of Writers' Buildings. On June 2, 2000, Sheridan Investments, LLC, an affiliate of Sheridan Realty Advisors, LLC, our advisor, entered into an agreement to purchase three multi-story office buildings known as the "Writers' Buildings" with approximately 140,673 total rentable square feet on approximately 3.74 acres of land with 400 surface parking spaces in Denver, Colorado for $9,600,000. On August 15, 2000, through a subsidiary, we were assigned and assumed this agreement. The proceeds from the sale of our self-storage facilities, together with proceeds from this offering and a new mortgage loan secured by the property, will be used to purchase the Writers' Buildings.


Our common stock is quoted on the American Stock Exchange under the symbol "AMV". On August 11, 2000, the closing price of the common stock was $5.00 per share.



            The date of this Prospectus Supplement is August 15, 2000